

Claudia Parzani, Italian, born in 1971, is a lawyer specialized in corporate issues and corporate governance who has extensive experience working with Italian and international law firms.

She is currently a Partner at Linklaters where she covers key strategic and global managerial roles, sitting on the relevant executive committees. Since 2022, she has been Chair of the Italian Stock Exchange after serving as Deputy Chair and, previously, non-executive director. She is also Deputy Chair of Il Sole 24 Ore S.p.A. and the Italian group of the Trilateral Commission. From 2017 to 2022, she was Chair of Allianz S.p.A., having served as a non-executive director of the company for the preceding three years. In the past, she has served as an external member of the Board of Directors of Politecnico di Milano and covered the role of non-executive director for listed companies.

Always extremely passionate about inclusion and social matters, Claudia Parzani was Chair of Valore D, the association for the promotion of female leadership, and is currently a member of the advisory board of UNHCR Italy, she also sits on the Comitato Scientifico (Supervisory Committee) of Parks – Liberi e Uguali and is Chair of the Strategic Council of Fondazione Italia per il Dono (a non-profit foundation). She is the founder of one of the largest networks of female executives and is the ambassador in Italy for the Inspiring Girls campaign to support young female talent.

Claudia Parzani graduated in law from the Università degli Studi di Milano in Italy.